Exhibit 99.1

BANCO INTER S.A.

Corporate Taxpayer’s ID (CNPJ/ME) nº 00.416.968/0001-01

Company Registry (NIRE) 31.300.010-864

(Authorized Capital Publicly Held Company)

NOTICE TO THE MARKET

CLOSING OF USEND OPERATION

BANCO INTER S.A. (B3: BIDI3, BIDI4 and BIDI11) ("Inter”), in compliance with the provisions of the Brazilian Securities and Exchange Commission Resolution ("CVM") No.  44, of August 23, 2021, and in connection with the Material Facts disclosed in August 27, 2021 and November 22, 2021 and Notice to the Market disclosed in December 13, 2021, informs its shareholders and the market in general that the conditions precedent for the closing of the transaction were met on this date and the acquisition of Usend by Inter was concluded.

Belo Horizonte, January 25, 2022

HELENA LOPES CALDEIRA

CHIEF FINANCIAL AND INVESTOR RELATIONS OFFICER